UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                    Under the Securities Exchange Act of 1934

                          European Micro Holdings, Inc.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    298786104
                                 (CUSIP NUMBER)

                                John B. Gallagher
                        6073 N.W. 167th Street, Unit C-25
                              Miami, Florida 33015
                                 (305) 825-2458
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                             Clayton E. Parker, Esq.
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3300

                                  April 6, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13 d-1(g), check the following box [ ].

                                  SCHEDULE 13D
298786104
(CUSIP NUMBER)

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1          NAME OF REPORTING PERSONS

           JOHN B. GALLAGHER

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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NUMBER     7              SOLE VOTING POWER
OF
SHARES                    1,900,000 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------------
           8              SHARED VOTING POWER

                          -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
           9              SOLE DISPOSITIVE POWER

                          1,900,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
           10             SHARED DISPOSITIVE POWER

                          -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,900,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           ( )

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
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

                                  SCHEDULE 13D
298786104
(CUSIP NUMBER)

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1          NAME OF REPORTING PERSONS

           HARRY D. SHIELDS

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
NUMBER     7              SOLE VOTING POWER
OF
SHARES                    1,602,696 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------------
           8              SHARED VOTING POWER

                          -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
           9              SOLE DISPOSITIVE POWER

                          1,602,696 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
           10             SHARED DISPOSITIVE POWER

                          -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,602,696 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           ( )
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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1          NAME OF REPORTING PERSONS

           STUART S. SOUTHARD AND ROBERT H. TRUE, TRUSTEES
           OF THE HENRY DANIEL SHIELDS 1997 IRREVOCABLE EDUCATIONAL TRUST

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [ X ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           TENNESSEE
--------------------------------------------------------------------------------
NUMBER     7              SOLE VOTING POWER
OF
SHARES                    397,304 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------------
           8              SHARED VOTING POWER

                          -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
           9              SOLE DISPOSITIVE POWER

                          397,304 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
           10             SHARED DISPOSITIVE POWER

                          -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           397,304 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           ( )

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.01 per share (the "Shares"), of European Micro Holdings, Inc., a Nevada corporation (the "Company" and the "Issuer"). The principal address of the Company is 6073 N.W. 167th Street, Unit C-25, Miami, Florida 33015.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f). This statement is being filed by: (i) John B. Gallagher ("Mr. Gallagher"); (ii) Harry D. Shields ("Mr. Shields"); and (iii) Stuart S. Southard and Robert H. True, Trustees of the Henry Daniel Shields 1997 Irrevocable Educational Trust, a Tennessee entity (the "Trust"). Mr. Gallagher, Mr. Shields and the Trust are sometimes collectively referred to herein as the "Reporting Persons."

         Mr. Gallagher and Mr. Shields are co-founders and presently serve as Co-Chairmen, Co-President and Directors of European Micro Holdings, Inc., an independent distributor of personal computers and related products. The principal business address of Mr. Gallagher is 6073 N.W. 167th Street, Unit C-25, Miami, Florida 33015. The principal business address of Mr. Shields is 808 Third Avenue South, Nashville, Tennessee 37210. Mr. Gallagher and Mr. Shields are citizens of the United States of America. The Trust was organized to hold investments for the benefit of the children of Henry D. Shields. Mr. Shields specifically disclaims the beneficial interest in and to the Shares held by the Trust. The business address of the Trust is 808 Third Avenue South, Nashville, Tennessee 37210.

         (d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Gallagher and Mr. Shields are both founders, officers and directors of the Company and acquired the Shares through an investment of personal funds. As of the close of business on April 6, 1998, the Reporting Persons held in the aggregate 3,900,000 Shares, of which (i) 1,900,000 were held by Mr. Gallagher,
(ii) 1,602,696 were held by Mr. Shields and (iii) 397,304 were held by the Trust.

         Mr. Gallagher purchased his Shares for an aggregate purchase price of $798,000, all of which was provided by Mr. Gallagher's personal funds.

         Mr. Shields purchased his Shares for an aggregate purchase price of $673,132, all of which was provided by Mr. Shields' personal funds.

         The Trust acquired its Shares through an irrevocable gift from Mr. Shields. The Trust was created for the benefit of Mr. Shields' children. Mr. Shields originally purchased the Shares which were gifted to the Trust for an aggregate purchase price of $166,868, all of which was provided by Mr. Shields' personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Gallagher and Mr. Shields acquired their Shares as founders of the Company. The Trust acquired its Shares in a gift from Mr. Shields. The Trust holds the Shares for the benefit of Mr. Shields' children. The ownership of the Shares by the Reporting Persons became a reportable event under the Securities Exchange Act of 1934, as amended, on April 6, 1998, the effective date of the Company's (i) Registration Statement on Form 8-A and (ii) Registration Statement on Form S-1 (No. 333-44393) (collectively, the "Registration Statement"). The Shares registered pursuant to the Registration Statement will be sold pursuant to a "best efforts" initial public offering (the "Offering"). The information set forth herein is based on the ownership of Shares prior to the sale of Shares in the Offering.

         (a) Each of Mr. Gallagher and Mr. Shields together intend to sell up to 100,000 Shares at $10.00 per share in the Offering.

         (e) The Company intends to sell up to 1,000,000 Shares at $10.00 per share in the Offering. The Company expects the net proceeds of the Offering to be approximately $8,400,000 after deducting expenses related to the Offering.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the close of business on April 6, 1998, Mr. Gallagher directly owned 1,900,000 Shares, Mr. Shields directly owned 1,602,696 Shares and the Trust directly owned 397,304 Shares, which represents approximately 47.5%, 40.0% and 10.0%, respectively, of the 4,000,000 Shares outstanding as of the close of business on April 6, 1998. The information reported in this Schedule 13D does not give effect to the sale of any Shares in the Offering. Each of Mr. Gallagher and Mr. Shields has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the Shares which he directly owns. Messrs. Southard and True, Trustees of the Trust, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the Shares of the Trust.

         Except as set forth in this Item 5(a)-(b), each of the persons named in
this  Item  5(a)-(b)  disclaims   beneficial   ownership  of  any  Shares  owned
beneficially or of record by any other person named in this Item 5(a)-(b).

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All the Shares held by Mr. Gallagher and Mr. Shields are held in an individual capacity. All the Shares held by the Trust are held for the benefit of the children of Mr. Shields. Such Shares are subject to a Trusteed

Shareholders Cross-Purchase Agreement dated January 31, 1998. (the "Shareholders Agreement"). A copy of the form of Shareholders Agreement is attached as Exhibit 1 and is incorporated by reference herein.

         The terms of the Shareholders Agreement provide that Mr. Gallagher and Mr. Shields shall vote in concert on all matters submitted to a vote of shareholders of the Company, including the election of directors. In the event Mr. Gallagher and Mr. Shields cannot agree on how to vote such Shares, neither Mr. Gallagher nor Mr. Shields shall vote his Shares. The Shareholders Agreement also provides that the Trust shall vote its shares in concert with the Gallagher Irrevocable Trust (a non-reporting party). In the event the Trust and the Gallagher Irrevocable Trust cannot agree on how to vote Shares, neither the Trust nor the Gallagher Irrevocable Trust shall vote its Shares. Certain provisions also exist for the purchase of Shares by Mr. Gallagher upon the death of Mr. Shields and vice versa.

         The discussion of the terms of the Shareholders  Agreement contained in
Item 6 is only a brief summary and is qualified in its entirety by reference to the Shareholders Agreement contained in Exhibit 1. Additionally, the Registration Statement on Form S-1 contains a description of the shareholders and the Shareholders Agreement on pages 42 and 54, respectively.

         Except as set forth herein, none of the parties have contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1 Form of Trusteed Shareholders Cross-Purchase Agreement dated January 31, 1998

                                    SIGNATURE


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 6, 1998

                                     JOHN B. GALLAGHER


                                      By: /s/ John B. Gallagher
                                         -------------------------------------

                                      HARRY D. SHIELDS


                                      By: /s/ Harry D. Shields
                                         -------------------------------------

                                      HENRY DANIEL SHIELDS 1997
                                      IRREVOCABLE EDUCATIONAL TRUST


                                      By: /s/ Stuart S. Southard
                                         -------------------------------------
                                          Name:    Stuart S. Southard
                                          Its:     Co-Trustee


                                      By: /s/ Robert H. True
                                         -------------------------------------
                                          Name:    Robert H. True
                                          Its:     Co-Trustee

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of European Micro Holdings, Inc., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 6th day of April, 1998.

                                      JOHN B. GALLAGHER


                                      By: /s/ John B. Gallagher
                                         -------------------------------------

                                      HARRY D. SHIELDS


                                      By: /s/ Harry D. Shields
                                         -------------------------------------

                                      HENRY DANIEL SHIELDS 1997
                                      IRREVOCABLE EDUCATIONAL TRUST


                                      By: /s/ Stuart S. Southard
                                         -------------------------------------
                                              Name:    Stuart S. Southard
                                              Its:     Co-Trustee


                                      By: /s/ Robert H. True
                                         -------------------------------------
                                              Name: Robert H. True
                                              Its:     Co-Trustee

                                    EXHIBIT 1

                                     FORM OF
                 TRUSTEED SHAREHOLDERS CROSS-PURCHASE AGREEMENT



         THIS TRUSTEED SHAREHOLDER CROSS PURCHASE AGREEMENT is made this 31st day of January, 1998, by and among JOHN B. GALLAGHER, HARRY D. SHIELDS, (each being a "Shareholder" and collectively the "Shareholders"), GALLAGHER FAMILY TRUST ("Gallagher Trust"), HENRY DANIEL SHIELDS 1997 IRREVOCABLE EDUCATIONAL TRUST ("Shields Trust") (each of the Trusts are collectively referred to as the "Trusts"), EUROPEAN MICRO HOLDINGS, INC., a Nevada corporation (the "Company") and SUNTRUST BANK, NASHVILLE, N. A. As Trustee (the "Trustee") with its principal place of business at 424 Church Street, Nashville, Tennessee 37219. (the "Agreement").

         WHEREAS, the Shareholders are presently active in the management of the Company and own the following interests in it:

      Shareholder Name           Number of Shares     Percentage of Total Shares
      ----------------           ----------------     --------------------------

      John B. Gallagher          1,900,000                     47.5%
      Harry D. Shields           1,602,696                     40.1%
      Gallagher Trust              100,000                      2.5%
      Shields Trust                397,304                      9.9%

         WHEREAS, the Shareholders and the Trusts believe it to be in their best interests and in the best interest of the Company to provide for continuity and harmony in management, and,

         WHEREAS, it is in the Shareholders and the Trusts best interests to vote any and all beneficially held common shares of the Company (the "Shares") in concert, to provide for restrictions on the sale of Shares, to provide for the purchasing of certain of the shares of a deceased Shareholder, and to provide funds necessary for the purchase of such Shares.

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

         1. AGREEMENT. The Shareholders, Trusts, Company and Trustee agree to be bound and to comply with all the terms and conditions of this Agreement as set forth herein.

         2. DEPOSIT OF SHARE CERTIFICATES WITH THE TRUSTEE. Upon the execution of this Agreement, each of the Shareholders and the Trusts shall deposit with the Trustee, all certificates representing Shares of the Company owned by them. In addition, each of the Shareholders shall execute stock powers in blank with respect to all Shares of the Company owned by each Shareholder and deliver such stock powers to the Trustee.

         3. RESTRICTION ON ENCUMBRANCE. No Shareholder or Trust shall encumber or pledge his or its Shares of the Company without the prior written consent of all the Shareholders.

         4.  VOTING OF SHARES.

             (a) VOTING OF SHARES BY THE SHAREHOLDERS. Each Shareholder agrees to vote his Shares in concert on all matters submitted to a vote of shareholders of the Company, specifically including without limitation the election of all directors, so as to maintain continuity in the management of the Company for the duration of this Agreement. In the event that either Shareholder cannot agree to vote his Shares in concert with the other Shareholder, neither Shareholder shall vote his Shares.

             (b) VOTING OF SHARES BY THE TRUSTS. Each Trust agrees to vote its Shares in concert on all matters submitted to a vote of the shareholders of the Company, specifically including without limitation the election of all directors, so as to maintain continuity in the management of the Company for the duration of this Agreement. In the event that either Trust cannot agree to vote its Shares in concert with the other Trust, neither Trust shall vote its Shares.

         5. RESTRICTIONS ON SALE. No Shareholder or Trust shall sell, transfer, or assign his or its Shares of the Company to any person, firm or corporation without first receiving the written consent of the other Shareholder or Shareholders, as the case may be, unless the Shareholder or Trust desiring to make the sale, transfer, or assignment (hereinafter referred to as the "Seller") shall have first complied with the Offer to Sell provisions as hereinafter described and such Offer to Sell shall not have been accepted. Any attempt to sell, transfer, or assign Shares in contravention of the terms of this Agreement shall be void and of no force or effect.

             (a) OFFER TO SELL. The term "Offer to Sell" means a bona fide, written offer to sell, transfer or assign Shares owned by a Shareholder or Trust. The written offer shall state all pertinent details regarding the proposed sale, transfer or assignment including the price and terms, shall identify the prospective purchaser, transferee or assignee desiring to obtain an interest in the Shares, and shall state the number of Shares involved.

             (b) NOTICE TO COMPANY, SHAREHOLDERS AND TRUSTS. A copy of the Offer to Sell shall be given to the Company, other Shareholder(s) and Trusts, and to the Trustee.

             (c) VOLUNTARY TRANSFER OF SHAREHOLDER SHARES.

                 (i) GALLAGHER SALE OF SHARES. In the event that John B. Gallagher receives an Offer to Sell Shares owned by him, then such Shares shall be first offered to Harry D. Shields. Within thirty (30) days after receipt of such Offer to sell, Harry D. Shields may at his option elect to purchase all of the Shares proposed to be sold as set forth in the Offer to Sell and shall exercise his option to purchase by giving written notice to John B. Gallagher and the Trustee. The notice shall specify a date for the closing of the purchase and shall not be more than sixty (60) days after the date of giving such notice. Payment terms shall be in accordance with paragraph (e). If John B. Gallagher's Offer to Sell is not accepted by Harry D. Shields, John B. Gallagher may make a bona fide sale, transfer or assignment as provided in the Offer to Sell. If John
B. Gallagher shall fail to make such sale,  transfer or assignment within thirty
(30) days following the expiration of the time provided above for the election of Harry D. Shields, such Shares shall again become subject to all the restrictions of this Agreement.

                 (ii) SHIELDS SALE OF SHARES. In the event that Harry D. Shields receives an Offer to Sell Shares owned by him, then such Shares shall be first offered to John B. Gallagher. Within thirty (30) days after receipt of such Offer to sell, John B. Gallagher may at his option elect to purchase all of the Shares proposed to be sold as set forth in the Offer to Sell and shall exercise his option to purchase by giving written notice to Harry D. Shields and the Trustee. The notice shall specify a date for the closing of the purchase which shall not be more than sixty (60) days after the date of giving such notice. Payment terms shall be in accordance with paragraph (e). If Harry D. Shields's Offer to Sell is not accepted by John B. Gallagher, Harry D. Shields may make a bona fide sale, transfer or assignment as provided in the Offer to Sell. If Harry D. Shields shall fail to make such sale, transfer or assignment within thirty (30) days following the expiration of the time provided above for the election of John B. Gallagher, such Shares shall again become subject to all the restrictions of this Agreement.

             (d) TRANSFER OF TRUST SHARES.

                 (i) SHARES HELD BY THE GALLAGHER TRUST.

                     (1) GALLAGHER OPTION TO PURCHASE THE GALLAGHER TRUST SHARES. In the event that the Gallagher Trust receives an Offer to Sell Shares owned by it, then such Shares shall be first offered to John B. Gallagher. Within thirty (30) days after receipt of such Offer to sell, John B. Gallagher may at his option elect to purchase all of the Shares proposed to be sold as set forth in the Offer to Sell. John B. Gallagher shall exercise his option to purchase by giving written notice to the Gallagher Trust and the Trustee. The notice shall specify a date for the closing of the purchase which shall not be more than sixty (60) days after the date of giving such notice.

                     (2) SHIELDS OPTION TO PURCHASE THE GALLAGHER TRUST SHARES. In the event John B. Gallagher declines to exercise his option to purchase the Shares of the Gallagher Trust which are subject to the Offer to Sell, then the Gallagher Trust shall offer such Shares to Harry D. Shields for the same purchase price as set forth in the Offer to Sell. Within thirty (30) days after the receipt of such Offer to Sell, Harry D. Shields may at his option elect to purchase all of the Shares proposed to be sold in the Offer to Sell. Harry D. Shields shall exercise his option to purchase by giving written notice to the Gallagher Trust and the Trustee. The notice shall specify a date for the closing of the purchase which shall not be more than sixty (60) days after the date of giving such notice.

                     (3) BONA FIDE SALE, TRANSFER OR ASSIGNMENT. If the Offer to Sell is neither accepted by John B. Gallagher nor Harry D. Shields, the Gallagher Trust may make a bona fide sale, transfer or assignment as provided in the Offer to Sell provided, however, if the Gallagher Trust shall fail to make such sale, transfer or assignment within thirty (30) days following the expiration of the time provided above for the election by Harry D. Shields, all such Shares shall again become subject to all of the restrictions of this Agreement.

                 (ii) SHARES HELD BY THE SHIELDS TRUST.

                     (1) SHIELDS OPTION TO PURCHASE THE SHIELDS TRUST SHARES. In the event that the Shields Trust receives an Offer to sell any Shares owned by it, then such Shares shall be first offered to Harry D. Shields. Within thirty
(30) days after receipt of such Offer to sell, Harry D. Shields may at his option elect to purchase all of the Shares proposed to be sold as set forth in the Offer to Sell. Harry D. Shields shall exercise his option to purchase by giving written notice to the Shields Trust and the Trustee. The notice shall specify a date for the closing of the purchase which shall not be more than sixty (60) days after the date of giving such notice.

                     (2) GALLAGHER OPTION TO PURCHASE THE SHIELDS TRUST SHARES. In the event Harry D. Shields declines to exercise his option to purchase the Shares of the Shields Trust which are subject to the Offer to Sell, then the Shields Trust shall offer such Shares to John B. Gallagher for the same purchase price as set forth in the Offer to Sell. Within thirty (30) days after the receipt of such Offer to Sell, John B. Gallagher may at his option elect to purchase all of the Shares proposed to be sold in the Offer to Sell. John B. Gallagher shall exercise his option to purchase by giving written notice to the Shields Trust and the Trustee. The notice shall specify a date for the closing of the purchase which shall not be more than sixty (60) days after the date of giving such notice.

                     (3) BONA FIDE SALE, TRANSFER OR ASSIGNMENT. If the Offer to Sell is neither accepted by Harry D. Shields nor John B. Gallagher, the Shields Trust may make a bona fide sales transfer or assignment as provided in the Offer to Sell provided, however, if the Shields Trust shall fail to make such sale, transfer or assignment within thirty (30) days following the expiration of the time provided above for the election by John B. Gallagher, all such Shares shall again become subject to all of the restrictions of this Agreement.

             (e) CLOSING OF PURCHASE. If any Shareholder elects to purchase Shares under the provisions of paragraphs (a)-(d), then the closing of the purchase shall take place within sixty (60) days after acceptance of the Offer to Sell at the principal office of the Company (or at such other location agreed to by the Shareholders) and the purchase price shall be paid by the payment of twenty percent (20%) in cash at closing and by delivery of a promissory note for the balance payable in twelve (12) equal monthly installments of principal and interest commencing one month after the closing. The promissory note shall bear interest at the rate of ten percent (10%) per annum from the date of closing and shall be in the form of Exhibit A ("Exhibit A") hereto. The indebtedness evidenced by the said promissory note shall be secured by a lien against the Shares being purchased, with said lien to terminate at such time as the said promissory note is paid in full. Such Shares shall be held by the Trustee until such time as the promissory note is paid in full.

             (f) PURCHASE AND SALE OF SHARES UPON DEATH OF A SHAREHOLDER. The following terms and conditions shall govern in the event of the death of a
Shareholder:

                 (i) Upon the death of John B. Gallagher, Harry D. Shields shall purchase and the personal representative of John B. Gallagher shall sell to Harry D. Shields, one million (1,000,000) Shares for a purchase price of Two Million Dollars (US$2,000,000).

                 (ii) Upon the death of Harry D. Shields, John B. Gallagher shall purchase and the personal representative of Harry D. Shields shall sell to John B. Gallagher, one million (1,000,000) Shares for a purchase price of Two Million Dollars (US$2,000,000).

         6. TRUSTEE DUTIES ON DEATH OF A SHAREHOLDER. The Trustee accepts and agrees to safeguard the certificates of Shares, all insurance policies purchased for purposes of this Agreement, an original copy of this Agreement and any amendments thereto, and any other policies or documents which hereafter may be incorporated into this Agreement.

         Upon the death of a Shareholder, the Trustee shall:

             (a) Collect the  proceeds of the  policies  insuring  the  deceased
Shareholder.  The  Trustee  shall not be  obligated  to  commence  any action to
recover   proceeds  unless  it  is  indemnified  in  advance  by  the  remaining
Shareholder;

             (b) Give notice of the amount of proceeds received to the surviving Shareholder and to the personal representative of the deceased Shareholder;

             (c) Upon receipt of the insurance proceeds and the qualification of the personal representative, pay to such personal representative the Purchase Price of Two Million Dollars ($2,000,000). Any remaining proceeds under a policy shall be paid to the surviving Shareholder who purchased and paid the premiums on such policy;

             (d)  At the  time  the  personal  representative  of  the  deceased
Shareholder is paid the insurance proceeds under paragraph (c) above, the Trustee shall lawfully transfer to the surviving Shareholder a valid Company stock certificate representing one million (1,000,000) Shares previously owned by the deceased Shareholder.

             (e) The Trustee shall deliver all remaining Shares to each of the respective parties to this Agreement (including the personal representative of the deceased Shareholder) and this Agreement shall terminate.

         7. LIFE INSURANCE.

             (a) For purposes of this Agreement, life insurance has been purchased in the amount of Two Million Dollars ($2,000,000) and is owned by each

Shareholder on the life of the other Shareholder as is reflected in the life insurance schedule attached hereto as Exhibit B ("Exhibit B"). Exhibit B shall be amended and updated from time to time as is needed to accurately reflect the insurance coverage in effect. Each Shareholder shall designate the Trustee as beneficiary of all policies and such policies shall be held by the Trustee for purposes of this Agreement. This Agreement shall extend to and include any additional policies procured hereunder and they shall be set forth on such Exhibit B.

             (b) Each Shareholder shall be individually be responsible for payment of the premiums on the policies owned by him. The Trustee shall be under no obligation to make any premium payments on any such life insurance policies. If a Shareholder should fail to pay his portion of any premium within twenty five (25) days after the due date, the Shareholder on whom the policy is issued may pay such premium. The Trustee shall promptly notify the Shareholders of the receipt of any notice of non-payment, termination, cancellation or modification of any insurance policies, but in no event shall the Trustee be held liable if an insurance policy lapses.

         8. TRUSTEE'S COMPENSATION AND SUCCESSION.

             (a) The Trustee shall be paid an annual fee while this Agreement is in force. The Trustee reserves the right to adjust the annual fee, but no such adjustment shall become effective sooner than one year after notice has been given to all parties to this Agreement but the Trustee shall have the right to change an extraordinary fee based upon the current fee schedule upon the death of one of the insured parties and upon the voluntary transfer of Shareholder's share based upon this Agreement. All Trustee fees shall be paid by the Shareholders.

             (b) By mutual written agreement, the Shareholders may remove the Trustee and appoint a successor corporate trustee ("Corporate Trustee") by giving written notice to the Trustee.

             (c) In the event the Trustee resigns or is removed, it shall deliver to the successor Corporate Trustee all share certificates, policies, and documents held in its possession, but no Trustee's resignation shall be effective until thirty (30) days after the Shareholders receive written notice thereof.

         9. ENDORSEMENT OF SHARE CERTIFICATES. The Shares of stock of the Company authorized and issued to the Shareholders and Trusts shall be endorsed with the following:

             (a) "NOTICE IS HEREBY GIVEN THAT THE SALE, ASSIGNMENT, TRANSFER, PLEDGE, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT DATED JANUARY 31, 1998 MADE BY AND AMONG THE SHAREHOLDERS, CERTAIN TRUSTS AND THE COMPANY, A COPY OF WHICH AGREEMENT IS ON FILE IN THE OFFICE OF THE COMPANY."

             (b) The endorsement referenced in paragraph (a) above is deemed to refer to this Agreement and any amendments thereto.

             (c) The certificates so endorsed shall be delivered to the Trustee to be held by it or its successor subject to the terms and conditions of this Agreement.

         10. DEBT/LOSSES. The Shareholders agree that to the extent either of them suffers any loss in relation to loans or credit given to the Company or guarantees on security given for the benefit of the Company, they shall make contributions, one to the other, to equalize on a pro-rata basis the losses among the Shareholders. The Shareholders also agree that to the extent that the Company, in its ordinary course of business, becomes indebted to any Shareholder, to American Surgical Supply Corp. of Florida, d/b/a American Micro Computer Center (partially owned by John B. Gallagher) or Technology Express, Inc. (owned by Harry D. Shields) upon liquidation of the Company or upon the Company ceasing to do business, each Shareholder shall make contributions to the other Shareholder, to American Surgical Supply Corp. of Florida d/b/a American Micro Computer Center, or to Technology Express, Inc. as is necessary to equalize the amount of debt the Company has with regard to a Shareholder, American Surgical Supply Corp. of Florida, d/b/a American Micro Computer Center, or Technology Express, Inc.

         11. NOTICES. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be given in writing by certified mail, which shall be addressed to the following addressees until such time as a different address has been designated in writing sent to the other parties:

   If to John B. Gallagher:                    If to Harry D. Shields:
   John B. Gallagher                           Harry D. Shields
   American Micro Computer Center              Technology Express, Inc.
   6073 NW 167th Street, Unit C-25             808 Third Avenue, South
   Miami, Florida 33015                        Nashville, Tennessee 37210

   If to the Trustee:                          If to Shields Trust:
   SunTrust Bank,Nashville, N.A.               Robert H. True, Co-Trustee
   P.O. Box 305110                             Summit Financial Group
   Nashville, Tennessee 37230-5110             First American Center
   Attn: Pam Utley, V.P. and Trust Officer     Suite 2070
                                               315 Deaderck Street
                                               Nashville, Tennessee  37238

                                               If to Gallagher Trust:
                                               c/o Thomas H. Minkoff, as Trustee
                                               1635 D Royal Palm Drive South
                                               Gulfport, Florida  33707

         12. TERMINATION OF AGREEMENT. This Agreement shall terminate upon:

             (a) The written agreement of all of the Shareholders;

             (b) The bankruptcy, receivership, or dissolution of the Company;

             (c) The death of a Shareholder and the completion of the purchase and sale set forth in Sections 5 and 6 hereof.

         13. AMENDMENT OF AGREEMENT. This Agreement may be altered, amended, or modified at any time by written agreement signed by all of the Shareholders and the Trustees of the Trusts.

         14. AGREEMENT TO BE BOUND. This Agreement shall be binding not only upon the parties hereto but also upon their heirs, personal representatives, trustees, successors and assigns, and the parties hereto agree for themselves and their heirs, personal representatives, trustees, successors and assigns to execute any instruments in writing which may be necessary or proper in carrying out the purposes of this Agreement.

         15. SPECIFIC PERFORMANCE. If any party is required and fails to give notice, sell Shares, transfer Shares, close a sale or take any other action set forth pursuant to this Agreement and, in such event, if the failure continues for thirty (30) days after written notice of such default is provided to the defaulting party by any Shareholder, any Shareholder of the Company may then initiate and maintain a proceeding to compel the specific performance of this Agreement by the defaulting party, and the successful party or parties shall be entitled to all court costs, including reasonable trial and appellate attorney's fees incurred in such proceeding.

         16. MISCELLANEOUS PROVISIONS. This Agreement shall be governed by the laws of the State of Florida, USA and contains the entire agreement of the parties hereto. The headings used throughout this Agreement are for convenience only and have no significance in the interpretation of the body of this Agreement and the parties hereto agree that they are to be disregarded in construing the provisions of this Agreement. All references made herein to plural or singular or to masculine or feminine or neuter gender shall be deemed interchangeable as the context requires.

         17. TERMS. The term "personal representative" shall include the terms "executor" and "executrix"; the term "Articles of Incorporation" shall include the term "Articles of Association"; the term "Shareholders" shall include the term "Stockholders"; and the term "Company" shall include the term "Corporation."

         IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officers, the Shareholders have hereunto set their hands and seals the day and year first above written, and the Trustee has caused this Agreement to be signed by its duly authorized officer.

EUROPEAN MICRO HOLDINGS, INC.                    SHAREHOLDERS

(SEAL)

By: /s/ John B. Gallagher                   By: /s/ John B. Gallagher
   ------------------------------               -------------------------------
   JOHN B. GALLAGHER, Co-Chairman               JOHN B. GALLAGHER, individually

By: /s/ Harry D. Shields                    By: /s/ Harry D. Shields
   ------------------------------               -------------------------------
    HARRY D. SHIELDS, Co-Chairman               HARRY D. SHIELDS, individually

GALLAGHER FAMILY TRUST


By: /s/ Thomas H. Minkoff
   ------------------------------
    THOMAS H. MINKOFF, Trustee

HENRY DANIEL SHIELDS 1997                   SUNTRUST BANK, NASHVILLE, N. A.
IRREVOCABLE EDUCATIONAL TRUST               AS TRUSTEE
AGREEMENT

By: /s/ Robert H. True                      By: /s/ Pamela Utley
   ------------------------------               -------------------------------
   ROBERT H. TRUE, Co-Trustee                   PAMELA UTLEY, Vice President
                                                and Trust Officer
By: /s/ Stuart S. Southard
   ------------------------------
    STUART S. SOUTHARD, Co-Trustee

                                   EXHIBIT "A"

                                 PROMISSORY NOTE
                                 ---------------

U.S. $                                                                 , 199
      -------------------                                --------------     -

         FOR VALUE RECEIVED, the undersigned promises to pay to the order of ________________________ the principal sum of _______________ and /100 U.S.
Dollars (U.S.  $_________________ ), together with interest from ______________,
19___ at the rate of ten per cent (10%) simple interest per annum until maturity, said principal and interest being payable as follows:

          Principal and interest in the sum of $__________shall be due and payable on _____________, 19_ and on the 1st day of each succeeding month thereafter, until paid in full.

          This note is prepayable in whole or in part without penalty.

         If this note or any installment of principal or interest as set forth above be not promptly and fully paid within 15 days of the date it is due, then, at the option of the holder, this note shall be accelerated without notice to the maker, and the then unpaid principal balance and accrued interest shall become due and payable forthwith and said unpaid principal balance and accrued interest shall bear interest at the hereafter specified deferred rate.

         The maker waives demand, protest, and notice of maturity, non-payment or protest and all requirements necessary to hold him liable as maker.

         The maker further agrees to pay all costs of collection, including a reasonable attorney's fee in case the principal of this note or any payment on the principal or any interest thereon is not paid at the respective maturity thereof, or in case it becomes necessary to protect the security hereof, whether suit be brought or not.

         Any past due principal and interest payments shall bear interest at the rate of 18 per cent per annum from their respective maturities until paid.

         This note is to be construed and enforced according to the laws of the State of Florida, USA.


                                             --------------------------------

                                   EXHIBIT "B"

                             LIFE INSURANCE SCHEDULE

OWNER-                 BENEFICIARY             INSURER                     POLICY               FACE
SHAREHOLDER/                                                               NUMBER               AMOUNT
INSURED
John B.                Third National         General American             No. 3287949          US $  500,000
Gallagher on           Bank in                Lincoln Benefit Life         No. 559635           US $1,000,000
the life of            Nashville              Phoenix Home Life            No. 11121616         US $  500,000
Harry D.                                                                                        -------------
Shields                                                                                         US $2,000,000
-------------------------------------------------------------------------------------------------------------
Harry D.               Third National          General American            No. 3287948          US $  500,000
Shields on             Bank in                 Lincoln Benefit Life        No. 559634           US $1,000,000
the life of            Nashville               Phoenix Home Life           No. 11121582         US $  500,000
John                                                                                            -------------
Gallagher                                                                                       US $2,000,000

